================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                               (Amendment No. 2)(1)


                                 Pizza Inn, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   725848 10 5
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                                 (CUSIP Number)


                          Farnam Street Partners, L.P.
                           Farnam Street Capital, Inc.
                       3033 Excelsior Boulevard, Suite 300
                              Minneapolis, MN 55416
                              Phone: (612) 253-6058

                                 With a copy to:
                             Douglas T. Holod, Esq.
                       Maslon Edelman Borman & Brand, LLP
                             3300 Wells Fargo Center
                             90 South Seventh Street
                           Minneapolis, MN 55402-4140
                              Phone: (612) 672-8200
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                September 1, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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



CUSIP No. 725848 10 5                                                Page 2 of 8
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Farnam Street Partners, L.P.

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)

(a) [ ]
(b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO (Investment proceeds)
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)
     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Minnesota
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    501,778
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    501,778
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     501,778
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.97%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

CUSIP No. 725848 10 5                                                Page 3 of 8
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

     Farnam Street Capital, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)

(a) [ ]
(b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO (Investment proceeds)
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)
     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Minnesota
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    501,778
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    501,778
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     501,778
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.97%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

CUSIP No. 725848 10 5                                                Page 4 of 8
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Raymond E. Cabillot
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)

(a) [ ]
(b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    None
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)
     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Minnesota
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                   501,778
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                      501,778
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

                  (See explanation in Item 5(b))
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP No. 725848 10 5                                                Page 5 of 8
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Peter O. Haeg
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)

(a) [ ]
(b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    None
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)
     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Minnesota
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                   501,778
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                      501,778
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]
               (See explanation in Item 5(b))
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

This statement relates to the common stock, $0.01 par value, of Pizza Inn, Inc., a Missouri corporation ("Pizza Inn" or the "Company" or the "Issuer"). The address of Pizza Inn's principal executive offices is 3551 Plano Parkway, The Colony, Texas 75056.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Amendment No. 2 to Schedule 13D is being filed by Farnam Street Partners, L.P., a Minnesota Limited Partnership (the "Fund"), and by its General Partner, Farnam Street Capital, Inc., a Minnesota corporation ("FSC"). Mr. Raymond E. Cabillot is Chief Executive Officer and Chief Financial Officer and Mr. Peter O. Haeg is President and Secretary of FSC. The Fund and FSC are making this filing because they are now the beneficial owner, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), of less than five percent (5%) of the outstanding shares of Common Stock of the Issuer.

         (b) The principal office of the Fund, FSC and Messrs. Cabillot and Haeg is 3033 Excelsior Boulevard, Suite 300, Minneapolis, Minnesota 55416.

         (c) The Fund was organized in January 1998 as a Minnesota Limited Partnership. FSC is a Minnesota corporation. Its principal business activities involve investing in equity securities of publicly traded companies, as well as other types of securities.

         (d) - (e) During the last five years, neither the Fund, FSC nor the principals of its General Partner have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have the parties been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate sales price of the sales identified in response to Item 5(c) was $574,113.95. Additionally the aggregate price of the purchases identified in response to Item 5(c) was $4,845.00; for a net of $569,268.95. All purchases were paid for with investment proceeds from various limited partnership interests. All securities identified in response to Item 5(c) were sold or acquired in the open market.

ITEM 4.  PURPOSE OF TRANSACTION

All of the shares of the Company owned by the Reporting Persons were, at the time of their purchase, acquired for investment purposes in the ordinary course of business.

FSC has no present plans or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, but it will continue to analyze and review its position based upon further developments.


ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

         (a) FSC manages the Fund which beneficially owns 501,778 shares of common stock of the Issuer, representing 4.97% of the shares outstanding (based upon 10,091,294 shares outstanding on May 1, 2005, as reported in the Issuer's
Schedule 14A filed on May 24, 2005).

       (b) The Fund does not share voting and dispositive power with respect to any shares. However, Messrs. Cabillot and Haeg, as officers of FSC, may be deemed to have beneficial ownership of the shares reported in this Schedule 13D by virtue of their shared voting and dispositive power. However, they disclaim beneficial ownership and have no direct pecuniary interest in the shares.

         (c) TRANSACTIONS WITHIN THE LAST 60 DAYS OR SINCE THE LAST FILING.


                                No. of    Price per
                Trade Date      Shares      share
             --------------------------------------
Sales            7/18/2005          900    $2.7000
                  8/1/2005        2,800    $2.5607
                  8/2/2005       10,500    $2.5960
                  8/3/2005        1,060    $2.6774
                  8/4/2005        3,000    $2.6010
                  8/5/2005          300    $2.7000
                  8/8/2005       11,900    $2.5156
                  8/9/2005       26,400    $2.5000
                 8/10/2005        4,525    $2.5000
                 8/11/2005        3,000    $2.5000
                 8/12/2005       31,900    $2.5000
                 8/15/2005       54,000    $2.5463
                 8/16/2005        3,300    $2.6200
                 8/17/2005       30,000    $2.6200
                  9/1/2005       39,714    $2.6832
Purchases        8/22/2005        1,000    $2.5500
                 8/23/2005          900    $2.5500



         (d) Not applicable.

         (e) On September 1, 2005, the Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO
         SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings or relationships between the Fund or FSC, on one hand, and any other person with respect to any securities of the Issuer on the other hand.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: September 9, 2005                 FARNAM STREET PARTNERS, L.P.
                                           BY: FARNAM STREET CAPITAL, INC.,
                                                 General Partner



                                         By:  /s/ Raymond E. Cabillot
                                             -----------------------------------
                                                  Raymond E. Cabillot,
                                                  Chief Executive Officer


                                         By:  /s/ Peter O. Haeg
                                             -----------------------------------
                                                  Peter O. Haeg,
                                                  President



                                         /s/ Raymond E. Cabillot
                                         ---------------------------------------
                                         RAYMOND E. CABILLOT



                                         /s/ Peter O. Haeg
                                         ---------------------------------------
                                         PETER O. HAEG